UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: November 28, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The  Stock  Exchange  of  Hong  Kong  Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or  subscribe for securities or  an invitation to enter   into an agreement to do any such things, nor is it calculated to invite any  offer  to  acquire,  purchase or subscribe for any securities. This announcement is  not  an offer of  securities for sale   in the PRC, Hong Kong and the United States or elsewhere. The PSCS are  not  available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Shares and the PSCS mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from  the registration requirements of the Securities Act. No public offering of the Shares and the PSCS will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  code: 981)

POTENTIAL NON-EXEMPT CONNECTED TRANSACTIONS POTENTIAL EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND  CHINA IC FUND

This announcement is made pursuant to inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and  Rule  13.09(2)(a) of the Listing Rules.

Reference is made to the Company’s announcement dated 10 November 2008 in relation to the Datang Purchase Agreement, pursuant to which, in case of any issue of new  Shares  or securities convertible into Shares, subject to certain exceptions, Datang  has  a  pre-emptive right to subscribe for (i) a pro rata portion of such new securities being issued and  the  Company is required to notify Datang of such proposed issue; or (ii) should such issue of new Shares or securities convertible into Shares result in a  single investor or investor group acting  in concert beneficially owning more Shares than Datang and its wholly-owned subsidiary, one Share more than the number of Shares proposed to be beneficially owned by such prospective largest shareholder of the Company.

Reference is also made to the Company’s announcement dated 12 February 2015 in relation to the China IC Fund Purchase Agreement, pursuant to which, in case of any issue of new Shares  or securities convertible into Shares, subject to certain exceptions, China IC Fund has a pre- emptive right to subscribe for a pro rata portion of such new securities being issued and the Company is required to notify China IC Fund of such proposed issue.

Reference is made to the Company’s announcement dated 18 April 2011 relation to  the  Country Hill Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a  pre-  emptive right to subscribe for a pro rata portion of such new securities being issued and the Company is required to notify Country Hill of such proposed issue.

POTENTIAL EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND CHINA IC FUND

The Company is currently contemplating (i) the issue of Placing Shares under the Placing, and/ or (ii) the issue of the Placed PSCS, and has been informed by each of Datang and China IC Fund in a non-legally binding letter of intent that it intends to exercise its pre-emptive right in relation to the Placing and the issue of the  Placed PSCS, up to the amount it is  entitled to   under the Datang Purchase Agreement (in the case of Datang) and the  China  IC Fund  Purchase Agreement (in the case of China IC Fund), respectively, and with an additional allocation of approximately US$100,000,000 (subject to adjustment) in aggregate principal amount of the Placed PSCS (in the case of Datang) and with an additional allocation of up to US$300,000,000 (including the amount it is entitled to in relation to the exercise of  pre- emptive right) in principal amount of the Placed PSCS (in the case of China IC Fund). The exercise of the pre-emptive rights by Datang and China IC Fund in relation to the Placing and the issue of the Placed PSCS and the aforesaid additional allocations will be on substantially   the same terms and conditions of the potential issues to international investors except for the condition relating to the obtaining of the approval of independent shareholders of the  Company and the necessary government approvals. As at the date of this announcement, the Company has not been notified by Country Hill whether it intends to exercise its pre-emptive rights in relation to the Placing and the issue of the Placed PSCS.

SHAREHOLDING LOCK-UP UNDERTAKINGS BY DATANG HK AND XINXIN HK

Each of Datang HK and Xinxin HK has given a lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the Placing Shares and the Placed PSCS.

IMPLICATIONS UNDER THE LISTING RULES

This announcement is made pursuant to inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and  Rule  13.09(2)(a) of the Listing Rules.

As each of Datang and China IC Fund is a  substantial shareholder of the Company and is thus   a connected person of the Company, any subscription for new securities of the Company by Datang or China IC Fund will constitute a connected transaction of the Company and will be subject to independent shareholders’ approval under the Listing Rules. The  Company will  make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or China IC Fund regarding the above matters.

UNITED STATES SECURITIES LAW MATTERS

The Placing Shares and the Placed PSCS have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined  in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is  available. There will be  no public offering of the Placing Shares or Placed PSCS in the United States. This announcement does not constitute an offer of any securities for sale.

DEFINITIONS

‘‘ADS(s)’’	American depositary shares of the Company, each of which represents 50 Shares;

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under PRC laws;

‘‘China IC Fund Purchase Agreement’’

the share purchase agreement dated 12 February 2015 between the Company and China IC Fund, the details of which were set out in the announcements published on 12 February 2015, 8 June 2015 and 8  June 2016 by the Company;

‘‘Company’’

Semiconductor  Manufacturing  International   Corporation ( 中 芯 國 際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

‘‘connected person(s)’’	has the meaning ascribed to it under the Listing Rules;

‘‘Country Hill’’	Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation;

‘‘Country Hill Subscription Agreement’’

the share subscription agreement dated 18 April 2011 between the Company and Country Hill, the details of which were set out in the announcements published on 18 April 2011, 24 October 2013, 18 December 2013, 22 August 2014, 12 February 2015, 12 June 2015 and 8 June 2016 by the Company;

‘‘Datang’’	Datang Telecom Technology & Industry Holdings Co., Ltd., a company established under PRC laws;

‘‘Datang HK’’

Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a  wholly-owned subsidiary of Datang, which as at the date of this announcement is likely to hold the securities issued upon the exercise of pre-emptive right by Datang under the Datang Purchase Agreement in relation to the Placing and the issue of the Placed PSCS;

‘‘Datang Purchase Agreement’’

the share purchase agreement dated 6 November 2008 between the Company and Datang (as amended by the supplemental agreement dated 22 August 2014), the details of which were set out in the announcements published on 10 November 2008, 16 August 2010, 6 May 2011, 24 October 2013, 18 December 2013, 22 August 2014, 12 February 2015, 12 June 2015 and 8 June 2016 by the Company;

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on the Stock Exchange;

‘‘Placed PSCS’’	the perpetual subordinated convertible securities proposed to be issued by the Company

‘‘Placing’’	the placing of the Placing Shares, details of which are more fully described in the section headed ‘‘Potential Exercise of Pre-emptive Rights by Datang HK and China IC Fund’’ in this announcement;

‘‘Placing Shares’’	new Shares to be placed under the Placing;

‘‘PRC’’	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Securities Act’’	the U.S. Securities Act of 1933, as amended;

‘‘Share(s)’’	share(s) of US$0.004 each in the share capital of the Company;

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘substantial shareholder(s)’’	has the meaning ascribed to it under the Listing Rules;

‘‘US’’or ‘‘United States’’	the United States of America;

‘‘US$’’	United States dollars, the lawful currency of the United States;

‘‘Xinxin HK’’

Xinxin (Hongkong) Capital Co., Ltd., a wholly-owned subsidiary of China IC Fund, which as at the date of this announcement is indicated by China IC Fund to hold the securities issued upon the exercise of pre-emptive right by China IC Fund under China IC Fund Purchase Agreement in relation to the Placing and the issue of the Placed PSCS; and

‘‘%’’	per cent.

By order of the Board

Semiconductor Manufacturing International Corporation Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

  Shanghai, PRC

28 November 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief  Executive  Officer) Liang Mong Song (Co-Chief Executive Officer) Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi Zhou Jie

Ren Kai Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown Carmen I-Hua Chang Shang-yi  Chiang Jason Jingsheng Cong

*For identification purposes only